May 27, 2025

Mitsuharu Yazawa
Chief Financial Officer
LEIFRAS Co., Ltd.
Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan

       Re: LEIFRAS Co., Ltd.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed May 20, 2025
           File No. 333-283712
Dear Mitsuharu Yazawa:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1
Prospectus Summary
Controlled Company, page 6

1. We note your disclosure here as well as on the prospectus cover page and page 32 that you will be a controlled company following the offering. Please revise the prospectus summary to state, if true, that the controlling stockholder will have the ability to determine all matters requiring approval by stockholders including the election of directors, amendment of governing documents, and approval of major corporate transactions. Please revise the prospectus throughout as applicable.
 May 27, 2025
Page 2
Dilution, page 41

2. Please tell us how you calculated your as adjusted net tangible book value as of
       December 31, 2024, of $9,772,049. In doing so, explain why you excluded the payment of deferred initial public offering costs with your assumed offering proceeds.
       In addition, we note that the net proceeds assumed in the Capitalization Table on page
       40 appear to reflect the payment of deferred initial offering costs with the offering proceeds. Please explain the inconsistency with as adjusted net tangible book value disclosed on page 41. Please revise accordingly.
3. Please explain how you calculated the impacts from a $1.00 change in the assumed initial public offering price and a 1,000,000 change in the number of ADSs offered. Revise as necessary.
Case Study: Nagoya City, page 85

4. We note your disclosure here that you "entered into four agreements with the Nagoya
       City Board of Education." To the extent material, please file the four new agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Case Study: Suita City, page 88

5. To the extent material, please file the two agreements with Suita City as exhibits to the registration statement or tell us why you believe you are not required to do so.
       Refer to Item 601(b)(10) of Regulation S-K.
Legal Proceedings, page 95

6. We note your disclosure here that you "received guidance from a government agency indicating [y]our after-school daycare service facilities over-claimed fees by overstating the number of qualified workers in the fiscal years ended December 31,
       2023 and 2024, along with noncompliance with required staffing standards." We also note your discussion of potential consequences. Please revise here and elsewhere as appropriate to clarify which government agency issued this guidance. Additionally, to the extent material, please include a standalone risk factor or revise the risk factor on page 23 to more thoroughly discuss the agency's guidance and address any material risks to your business, operations, and financial condition in connection with the over-
       claimed fees and noncompliance.
 May 27, 2025
Page 3

       Please contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Ying Li